EXHIBIT 99.1

Centerra Gold Files Annual Report on Form 40-F

TORONTO, March 23, 2026 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that it has filed with the U.S. Securities and Exchange Commission its 2025 annual report on Form 40-F consisting of its 2025 annual information form (“AIF”), annual audited financial statements, and management’s discussion and analysis (“MD&A”). These filings are available through EDGAR at www.sec.gov.

The Company’s 2025 AIF, annual audited financial statements, and MD&A have also been filed with the appropriate Canadian securities regulatory authorities. These filings are available through SEDAR+ at www.sedarplus.ca.

Canadian and U.S. regulatory filings are also available on the Company’s website at www.centerragold.com. Hard copies of the annual audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.